Evome Medical Technologies Announces Securities Issuances

New York, New York, June 14, 2024 - Evome Medical Technologies Inc. (the "Company" or "Evome") (TSXV: EVMT) announces it has received conditional approval from the TSX Venture Exchange (the "TSXV") to complete a shares for services transaction with Beacon Securities Limited ("Beacon") pursuant to which the Company will issue Beacon 504,286 common shares of the Company at a deemed price of $0.1983 per share in satisfaction of $100,000 of advisory services. The shares issuable will be subject to a Canadian four-month hold period.

In addition, the directors of the Company have granted 100,000 stock options and 3,700,000 restricted stock units to certain eligible participants under the Company's 2023 Equity Incentive Plan. The options are exercisable at $0.105 for five years and vest over twenty-four months, and the restricted stock units shall vest over twenty-four months and settle in common shares of the Company. The awards and underlying common shares are subject to a four month and one day hold period pursuant to Canadian securities laws and the TSXV.

Mike Seckler
Chief Executive Officer
Tel: 1 (800) 760-6826
Email: Info@Salonaglobal.com

Cautionary Statements

Unless otherwise specified, all financial information is presented in Canadian dollars ("$", "dollars" and "C$").

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.